PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PALLADIUM CAPITAL GROUP, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__333 TAMIAMI TRAIL, SUITE 291__
(No. and Street)

VENICE	FLORIDA	34285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL PADOWITZ	(646) 485-7297	JP@PALLADIUMCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB AND COMPANY, PA__
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MARK SLOVIN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PALLADIUM CAPITAL GROUP, LLC_____, as of DECEMBER 31_____, 2 021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Anne Buckley
My Commission GG 328040
Expires 04/25/2023

Signature:

Title:
CFO/FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PALLADIUM CAPITAL GROUP, LLC

CONTENTS



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Palladium Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palladium Capital Group, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Palladium Capital Group, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Palladium Capital Group, LLC's management. Our responsibility is to express an opinion on Palladium Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palladium Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Palladium Capital Group, LLC's auditor since 2019.

Maitland, Florida

February 21, 2022

PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	3,658,861
Securities owned, at fair value		114,569
Accounts receivable		84,602
Operating lease asset		613,276
Other assets		110,484
		4,581,792

LIABILITIES AND EQUITY

Liabilities

Commissions payable and accrued expenses	3,339,515
Operating lease liability	636,330
	3,975,845

Equity

Members' equity		575,506
Accumulated other comprehensive gains		30,441
		605,947
	$	4,581,792

See notes to financial statements

-2-

PALLADIUM CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

    Organization

    Palladium Capital Group, LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Revenue Recognition

    Significant Judgments

    Revenue from contracts with customers includes fees from investment banking and advisory services. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented as gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

    M&A Advisory Fees

    The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, all amounts were immaterial.

PALLADIUM CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and brokerage accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expenses are recorded on the date the transaction is completed and there is a contractual obligation for the fee to be paid. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions. Because of the inherent uncertainty of the valuation of such non-publically traded securities, it is reasonably possible that such estimated value may differ significantly from the value that would result from the amount that might ultimately be realized, since such amount depends on future circumstances and cannot be determined until each investment is actually liquidated.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and

disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3.   COMMISSIONS PAYABLE AND ACCRUED EXPENSES

Commissions payable and accrued expenses include $91,655 which is payable upon disposition of certain securities owned and $2,975,594 in commissions payable, both payable to registered reps.

4.   RELATED PARTIES

The Company is party to a management agreement with a related party that is solely owned by a member of the Company under which the Company pays monthly fees which are determined by a formula which calls for increases by measuring fees against distributions at certain periods. The Company paid $530,000 in fees for the year ending December 31, 2021. In addition to the monthly fees, the Company pays the same party a management services bonus based on a similar formula, which amounted to $4,560,000 for the year ending December 31, 2021.

During 2021, the Company issued a total of four loans to a member of the Company, at an annualized interest rate of 2%. The principal and interest of all such loans were repaid to the Company during 2021.

5.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has established valuation processes and procedures to ensure that its valuation of securities categorized as "Level 3" in the fair-value hierarchy are conservative, fair, consistent, and verifiable. The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company

documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

The methods and significant assumptions used to determine fair values of financial instruments are as follows:

Exchange-Traded Equity Securities: Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Notes: Notes are valued at face value due to their short term maturity date. Notes are categorized as Level 2 of the fair value hierarchy.

The Company generally values securities held in private companies at the lower of independent third party appraised value or valuation based on the most recent round of financing for materially identical securities. The Company takes into account material changes that occurred to the underlying private company's business, financial conditions, and capital transactions, and adjusts its valuation accordingly. The Company documents its methodology in valuing each security held in private companies in its analysis dated as of the end of each calendar year.

There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

PALLADIUM CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Assets	Level 1	Level 2	Level 3	Total
Public Equities (Small Cap)	$114,568	-	-	$114,568
Private Equities (Small Cap)	-	-	-	-
Total	$114,568			$114,568

Level 3 Change in Financial Assets and Liabilities:

Assets	Beginning Balance	Transfers in (out)	Purchases and Issuances	Unrealized gain (loss)	Ending Balance
Securities	$44,942	($44,942)	-	-	-

6.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into an office facility in 2021 under non-cancelable operating lease arrangements. The operating lease expires March 2027 and requires monthly payments of $12,488.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2022	$ 99,900
2023	$ 149,850
2024	$ 149,850
2025	$ 149,850
2026	$ 149,850
2027	$ 37,463
Total	$ 736,763

PALLADIUM CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Rent expense for the year ended December 31, 2021 was $122,287.

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standard has had on the Company's financial statement. The Company's operating lease requires monthly payments of $12,488. The Company has recorded a right-of-use asset in the amount of $613,276, and a lease liability in the amount of $636,330. The impact to the Company Net Capital would be $23,054, as the right-of-use asset would be allowable to the extent of an offsetting lease liability.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $442,787, which was $218,616 in excess of its required net capital of $224,171. The Company had a percentage of aggregate indebtedness to net capital of 759% as of December 31, 2021.

8.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred through the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.